P.E.
9/30/02

AR/S

Greater Atlantic Financial Corp.

2002 ANNUAL REPORT

MAR 7 2003

Greater Atlantic Bank
Established 1886

Mission Statement

Greater Atlantic Bank is a strong local community bank embarking on its second century of service to the public. With a remarkable vision for the future and a keen understanding and appreciation of the past, Greater Atlantic possesses a dynamic strategy for serving customers and competing successfully in today's business environment.

The hallmark of our business philosophy is what we refer to as our principles of recognition and they serve us effectively every day. They are as follows:

- Recognize the need to serve our customers in a friendly, courteous and professional manner . . .
- Recognize our civic responsibility by participating in and supporting programs that enhance the quality of life in the communities we serve . . .
- Recognize our obligation to our employees to provide a pleasant and efficient environment in which to work and thereby enhance their efforts on behalf of our customers . . .
- Recognize the need to constantly evaluate and improve the products and services we provide . . .
- Recognize the intrinsic values of having our branch offices take on the personalities of the neighborhoods they serve rather than having a corporate and impersonal presence . . .
- Recognize our commitment to peak financial performance . . .
- And finally,
- Recognize **all** of our customers.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

At or for fiscal year ended September 30,	2002	2001
	(dollars in thousands)	
Net interest income	$8,047	$6,376
Net income (loss)	930	(522)
Per common Share		
Net earnings (loss)	$ 0.31	$ (0.17)
Book value at year end	6.77	7.04
At September 30		
Total Assets	$502,678	$370,604
Loans receivable, net	248,081	164,603
Deposits	281,877	229,982
Stockholders' equity	20,403	21,180
Non-performing assets	454	506
Financial Ratios		
Return on average assets	0.21%	(0.15)%
Return on average equity	4.36	(2.48)
Net interest margin	1.85	1.94

GREATER ATLANTIC FINANCIAL CORP.

Table of Contents

Message to Our Shareholders
3

Selected Consolidated Financial and Other Data
5

Management's Discussion and Analysis
7

Independent Auditor's Report
24

Board of Directors and Officers
54

Products and Services
55

Bank Locations and Other Information
56

Message to shareholders

Despite the economic uncertainties of the past year, Greater Atlantic experienced its best year yet from a variety of perspectives. Earnings have been consistently positive. Core deposit growth has been very high. Loan growth has been strong in a variety of categories, including business lending and commercial real estate lending. Loan quality has remained good, despite the charge-off resulting from one large loan. Our capital ratios continue to place us in the category of a well-capitalized institution.

Total assets for the company increased to $503 million at year-end 2002 from $371 million at the end of the prior year, a 36% increase. Total loans increased from $165 million at year-end 2001 to $248 million at year-end 2002, a 50% increase. During the same period, total deposits grew from $230 million to $282 million, a 23% increase and borrowings increased to $188 million at year-end from $118 million the prior year, a 59% increase.

Greater Atlantic's earnings would have been much higher this year had it not been for the large swap and cap hedges the bank has consistently maintained to protect against increases in interest rates, which have not yet come. Nevertheless, come they will, and when that happens we want the bank's earnings to be insulated from the upsurge in rates. We feel that this is the right strategy for the bank: rather than betting on the uncertainties of interest rate movements, we intend to focus our management's efforts and use our equity capital where we have real comparative advantage, which is in building customer relationships that support stable, long-term loan growth and deposit growth. That strategy is not rocket science, it is old-fashioned banking, and we think it is also a profitable strategy for our stockholders and customers alike.

Fees from Greater Atlantic Mortgage Corporation (GAMC), the Bank's mortgage-banking subsidiary, have hit a record this year, owing to the high rate of refinancing that has accompanied the extremely low interest rates on residential mortgages. Loans originated and sold by GAMC increased significantly during the year producing a 95% increase in gain on sale of loans, from $4.3 million in fiscal 2001 to $8.4 million in fiscal 2002. But we do not expect those high fees to continue indefinitely at GAMC, and we are pursuing innovative products and strategies that will insulate our fee income from the prospective rise in mortgage rates.

During fiscal 2002 we were able to introduce additional services for our customers, including check imaging. This will allow our customers to organize and enhance their financial records. In order to help our commercial customers manage their business resources more effectively, we implemented a sophisticated internet cash management system and intend to include ACH origination capabilities by June, 2003.

Last year we asked our shareholders to increase our capital to finance continuing growth in deposits and loans, and were pleased with the reaction that our convertible trust preferred rights offering received. Those proceeds have made possible the growth that will continue to boost our interest rate margins and reduce our expenses relative to assets, thus delivering the earnings that justify such an investment. We are pleased that our stock price has remained stable, despite the general weakness in the market, and that our shareholders thus far have fared well from participating in last year's offering.

There are many challenges still ahead for Greater Atlantic. We can assure you that the board and management of the Bank look forward to meeting them, and continuing to do our utmost to create value for our stockholders and customers.

On behalf of all of those who make up the Greater Atlantic team, our employees, shareholders, and customers, we express our thanks as we pledge our best efforts in the year ahead.

Charles W. Calomiris
Chairman of the Board

Carroll E. Amos
President and
Chief Executive Officer

Greater Atlantic Financial Corp. and Subsidiaries
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following Selected Consolidated Financial Data in conjunction with our Consolidated Financial Statements and the notes thereto, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Annual Report.

At or For the Years Ended September 30,	2002	2001
	(dollars in thousands)	
Consolidated Statements of Operations Data:		
Interest income	$21,782	$23,623
Interest expense	13,735	17,247
Net interest income	8,047	6,376
Provision for loan losses	968	55
Net interest income after provision for loan losses	7,079	6,321
Noninterest income	9,690	5,707
Noninterest expense	15,839	12,550
Net income (loss)	$ 930	$ (522)
Per Share Data:		
Net income:		
Basic	$0.31	$(0.17)
Diluted	$0.31	$(0.17)
Book value	6.77	7.04
Tangible book value	7.09	6.80
Weighted average shares outstanding:		
Basic	3,010,420	3,007,434
Diluted	3,718,194	3,007,434
Consolidated Statements of Financial Condition Data:		
Total assets	$502,678	$370,604
Total loans receivable, net	248,081	164,603
Allowance for loan losses	1,699	810
Mortgage-loans held for sale	14,553	14,683
Investment securities (1)	157,247	131,302
Mortgage-backed securities	52,112	39,115
Total deposits	281,877	229,982
FHLB advances	96,500	74,500
Other borrowings	91,011	43,323
Guaranteed convertible preferred securities of subsidiary trust	9,346	-
Total stockholders' equity	20,403	21,180
Tangible capital	21,366	20,365

Greater Atlantic Financial Corp. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA - (continued)

At or For the Years Ended September 30,	2002	2001
	(dollars in thousands)	
Average Consolidated Statements of Financial Condition Data		
Total assets	$449,941	$343,226
Investment securities(1)	155,350	118,320
Mortgage-backed securities(1)	39,320	46,225
Total loans	239,342	164,790
Allowance for loan losses	(1,148)	(800)
Total deposits	243,120	207,657
Total stockholders' equity	21,308	21,045
Performance Ratios (2)		
Return on average assets	0.21%	(0.15)%
Return on average equity	4.36	(2.48)
Equity to assets	4.74	6.13
Net interest margin	1.85	1.94
Efficiency ratio(3)	89.30	103.86
Asset Quality Data:		
Non-performing assets to total assets, at period end	0.09	0.14
Non-performing loans to total loans, at period end	0.18	0.29
Net charge-offs to average total loans	0.03	0.07
Allowance for loan losses to:		
Total loans	0.66%	0.46%
Non-performing loans	374.23	160.08
Non-performing loans	$454	$506
Non-performing assets	454	506
Allowance for loan losses	1,699	810
Capital Ratios of the Bank:		
Leverage ratio	5.71%	5.51%
Tier 1 risk-based capital ratio	12.76	10.94
Total risk-based capital ratio	13.52	11.36

(1) Consists of securities classified as available-for-sale, held-to-maturity and for trading.
(2) Ratios are presented on an annualized basis where appropriate.
(3) Efficiency ratio consists of noninterest expense divided by net interest income and noninterest income.

Management's Discussion and Analysis

Forward-Looking Statements

When used in this Annual Report and in future filings by the company with the Securities and Exchange Commission (the "SEC"), in the company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The company wishes to advise readers that the factors listed above could affect the company's financial performance and could cause the company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The company does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The profitability of the company, and more specifically, the profitability of its primary subsidiary, the bank, depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings.

Our profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charge fees and commissions earned by non-bank subsidiaries. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, equipment and technology-related expenses and other general operating expenses.

The operations of the bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Critical Accounting Policies, Estimates and Judgements

The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Management continually evaluates its estimates and judgments including those related to the allowance for loan losses and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The company believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Allowance for Loan Losses

The company maintains an allowance for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. Management classifies loans as substandard, doubtful or loss as required by federal regulations. Management provides a 100% reserve for all assets classified as loss. Further, management bases its estimates of the allowance on current economic conditions, actual loss experience and industry trends. Also, the company discontinues recognizing interest income on loans with principal and/or interest past due 90 days.

Income Taxes

The provision (or benefit) for income taxes is based on taxable income, tax credits and available net operating losses. The company records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates changed, the company would adjust the deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. The company records a valuation allowance on deferred tax assets to reflect the expected future tax benefits expected to be realized. In determining the appropriate valuation allowance, the company considers the expected level of future taxable income and available tax planning strategies. At September 30, 2002, the company had deferred tax assets of $1.5 million, which included a valuation allowance of $3.7 million.

2002 Compared to 2001

Net Income. For the fiscal year ended September 30, 2002, the company had net earnings of $930,000 or $0.31 per share compared to a loss of $522,000 or $0.17 per share for fiscal year 2001. The $1.5 million increase in net earnings over the prior year was primarily due to increases in net interest income and noninterest income which exceeded increases in the provision for loan losses and in noninterest expense. The increase in net interest income was influenced by the use of the net proceeds from the recently completed Trust Preferred Securities offering and a favorable interest rate environment which allowed the bank's mortgage banking subsidiary to increase its origination and sales volumes over the prior fiscal year.

Net Interest Income. An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing liabilities such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

	Years ended September 30,		Difference	
	2002	2001	Amount	%
	(dollars in thousands)			
Interest income:				
Loans	$ 14,039	$ 12,658	$ 1,381	10.91%
Investments	7,743	10,965	(3,222)	(29.38)
Total	21,782	23,623	(1,841)	(7.79)
Interest expense:				
Deposits	8,308	11,629	(3,321)	(28.56)
Borrowings	5,427	5,618	(191)	(3.40)
Total	13,735	17,247	(3,512)	(20.36)
Net interest income	$ 8,047	$ 6,376	$ 1,671	26.21%

Our growth in net interest income for fiscal year 2002 was due primarily to a decline in the cost of our interest-bearing liabilities. Average interest-earning assets increased $104.7 million or 31.78% over fiscal year 2001 but was offset by a nine basis point decrease in net interest margin (net interest income divided by average interest-earning assets). The decrease in net interest margin resulted from a charge of $681,000 representing payments made on certain interest rate swap and cap agreements that took effect during fiscal year 2002 and payment of $341,000 in interest on the company's trust preferred securities without similar charges having been made in the prior year period. That decrease was offset by increases in average interest earning assets exceeding increases in average interest bearing liabilities by $5.4 million and was offset by the yields earned on interest earning assets declining four basis points less than the rates paid for interest bearing liabilities.

Interest Income. Interest income for the fiscal year ended September 30, 2002 decreased $1.8 million from fiscal year 2001, primarily as a result of a decrease in the average yields earned on loans and investment securities. The decrease in interest income from the loan and investment portfolios for fiscal year 2002 compared to interest income earned for fiscal 2001 resulted from a decrease of 215 basis points in the average yield earned on interest earning assets. That decrease was partially offset by an increase of $104.7 million in the average outstanding balances of loans and investment securities outstanding.

Interest Expense. The $3.5 million decrease in interest expense on deposits and borrowed funds for fiscal year 2002 compared to fiscal year 2001 was principally the result of a 219 basis point decrease in the cost of funds on average deposits and borrowed funds. That decrease was offset by an increase of $99.3 million in average deposits and borrowed funds. The decrease in interest expense on deposits was primarily due to a 218 basis point decrease in rates paid on average certificates of deposit, savings and NOW and money market accounts. That decrease was offset by an increase of 17.08% or $35.5 million of certificates, savings and NOW and money market accounts, from $207.7 million for fiscal 2001 to $243.1 million for fiscal 2002.

Comparative Average Balances and Interest Income Analysis. The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

	For the Years Ended September 30,					
	2002			2001		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(dollars in thousands)					
Assets:						
Interest-earning assets:						
Real estate loans	$165,933	$ 10,217	6.16%	$124,646	$ 9,298	7.46%
Consumer loans	49,861	2,305	4.62	29,106	2,287	7.86
Commercial business loans	23,548	1,517	6.44	11,038	1,073	9.72
Total loans	239,342	14,039	5.87	164,790	12,658	7.68
Investment securities	155,350	5,796	3.73	118,320	7,897	6.67
Mortgage-backed securities	39,320	1,947	4.95	46,225	3,068	6.64
Total interest-earning assets	434,012	21,782	5.02	329,335	23,623	7.17
Non-earning assets	15,929			13,891		
Total assets	$449,941			$343,226		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Savings accounts	$ 5,852	118	2.02	$ 4,089	136	3.33
Now and money market accounts	73,505	1,621	2.21	59,783	2,744	4.49
Certificates of deposit	163,763	6,569	4.01	143,785	8,749	6.08
Total deposits	243,120	8,308	3.42	207,657	11,629	5.60
FHLB advances	99,269	3,074	3.10	60,784	3,396	5.59
Other borrowings	68,577	2,353	3.43	43,217	2,222	5.14
Total interest-bearing liabilities	410,966	13,735	3.34	311,658	17,247	5.53
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	15,291			8,767		
Other liabilities	2,376			1,756		
Total liabilities	428,633			322,181		
Stockholders' equity	21,308			21,045		
Total liabilities and stockholders' equity	$449,941			$343,226		
Net interest income		$ 8,047			$ 6,376	
Interest rate spread			1.68%			1.64%
Net interest margin			1.85%			1.94%

Rate/Volume Analysis. The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

	Years Ended September 30, 2002 v. 2001		
	Change Attributable to		
	Volume	Rate	Total
		(in thousands)	
Real estate loans	$ 3,080	$ (2,161)	$ 919
Consumer loans	1,631	(1,613)	18
Commercial business loans	1,216	(772)	444
Total loans	5,927	(4,546)	1,381
Investments	2,471	(4,572)	(2,101)
Mortgage-backed securities	(458)	(663)	(1,121)
Total interest-earning assets	$ 7,940	$ (9,781)	$ (1,841)
Savings accounts	$ 59	$ (77)	$ (18)
Now and money market accounts	630	(1,753)	(1,123)
Certificates of deposit	1,216	(3,396)	(2,180)
Total deposits	1,905	(5,226)	(3,321)
FHLB advances	2,150	(2,472)	(322)
Other borrowings	1,304	(1,173)	131
Total interest-bearing liabilities	$ 5,359	$ (8,871)	$ (3,512)
Change in net interest income	$ 2,581	$ (910)	$ 1,671

Provision for Loan Losses. The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process which segments the loan portfolio into groups based on various risk factors including the types of loans and asset classifications. Each segment is then assigned a reserve percentage based upon the perceived risk in that segment. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the company will not have to increase its provisions for loan losses in the future as a result of an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations.

Non-performing assets were $454,000 or 0.09% of total assets at September 30, 2002, compared to $506,000 at September 30, 2001. While non-performing assets decreased a modest $52,000 from the comparable period one year ago, the provision for loan losses was increased $913,000 from $55,000 during fiscal 2001 to $968,000 during fiscal 2002, as management took a more aggressive posture in assessing collectibility of a $1.9 million commercial business loan. Our conclusions proved well founded as the borrower declared bankruptcy on November 1, 2002. Management expects charge-offs to increase in the future as a result of the increase in its total loan portfolio during fiscal 2002. While we have continued our loan loss provisions in response to our continued growth in real estate loans, we have allowed our allowance for loan losses to decline as a percentage of loans due to the continuation of the low percentages of our charge-offs and non-performing loans.

Noninterest income. Noninterest income increased $4.0 million during fiscal 2002, over fiscal 2001, primarily as a result of the increase in gain on sale of loans, reflecting an increased volume of loan originations and sales from the company's mortgage banking activities. That increase was coupled with an increase in gains on the sale of investments and an increase in service fees on deposits. The level of gain on sale of loans during fiscal 2002 resulted from the company taking advantage of an increase in loan origination volumes and sales, and from margins being greater when compared to the comparable period one year ago.

During fiscal year 2002, disbursements on loans originated for sale amounted to $425.4 million compared to $249.9 million during fiscal year 2001. The $175.5 million increase in loans originated and disbursed was largely attributable to decreases in market interest rates which resulted in increased home mortgage refinancings. During the period, substantially all loans originated were sold in the secondary market, in most cases with servicing released. Proceeds from the sale of loans for fiscal 2002 amounted to $434.7 million compared to $245.2 million during fiscal year 2001. Sales of loans resulted in gains of $8.4 million and $4.3 million for fiscal 2002 and fiscal 2001, respectively.

The following table presents a comparison of the components of non-interest income.

	Years Ended September 30,		Difference	
	2002	2001	Amount	%
	(dollars in thousands)			
Noninterest income:				
Gain on sale of loans	$ 8,432	$ 4,335	$ 4,097	94.51%
Service fees on loans	484	673	(189)	(28.08)
Service fees on deposits	512	456	56	12.28
Gain (loss) on sale of investment securities	198	194	4	2.06
Gain on sale of real estate owned	-	45	(45)	(100.00)
Other operating income	64	4	60	1,500.00
Total noninterest income	$ 9,690	$ 5,707	$ 3,983	69.79%

Noninterest expense. Noninterest expense for fiscal 2002, amounted to $15.8 million, an increase of $3.2 million or 26.21% from the $12.6 million incurred in fiscal 2001. The increase was primarily attributable to a $2.5 million increase in the mortgage banking subsidiary's noninterest expense. That increase was primarily in compensation of $1.4 million, advertising of $356,000 and other operating expenses of $547,000. The increase in the bank's noninterest expense of $770,000 was primarily in compensation, depreciation expense on furniture fixtures and equipment, data processing, occupancy and other operating expense, attributable to the continued expansion and growth of the bank. The increase in compensation at the mortgage subsidiary resulted from an increase in commissions to loan officers, due to increased loan production and the related employee benefit cost associated with the increase in their compensation.

The following table presents a comparison of the components of noninterest expense.

	Years Ended September 30,		Difference	
	2002	2001	Amount	%
	(dollars in thousands)			
Noninterest expense:				
Compensation and employee benefits	$ 7,898	$ 6,054	$ 1,844	30.46%
Occupancy	1,788	1,607	181	11.26
Professional services	782	818	(36)	(4.40)
Advertising	779	522	257	49.23
Deposit insurance premium	43	36	7	19.44
Furniture, fixtures and equipment	875	668	207	30.99
Data processing	1,134	887	247	27.85
Loss from foreclosed real estate	-	3	(3)	100.00
Other operating expense	2,540	1,955	585	29.92
Total noninterest expense	$15,839	$12,550	$3,289	26.21%

Income Taxes. The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. Based on recent tax legislation, the company expects to offset all taxable income in fiscal 2002 with existing net operating losses carried forward from prior years. The company believes that it will continue to generate taxable income, for the foreseeable future, which will assure utilization of the existing net operating losses.

Management has provided a valuation allowance for net deferred tax assets of $3.7 million, as it is unable to determine the timing of the generation of future taxable income.

At September 30, 2002, the company has net operating loss carryforwards totaling approximately $8.1 million, which expire in years 2006 to 2021. As a result of the change in ownership of the bank, approximately $1.6 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

Contractual Commitments and Obligations

The following summarizes the company's contractual cash obligations and commercial commitments, including maturing certificates of deposit, as of September 30, 2002 and the effect such obligations may have on liquidity and cash flow in future periods.

	Total	Less Than One Year	Two-Three Years	Four-Five Years	After Five Years
			(in thousands)		
FHLB Advances (1)	$ 96,500	$ 71,500	$ -	$ -	$ 25,000
Reverse repurchase agreements	91,011	91,011	-	-	-
Operating leases:	10,619	1,378	2,682	2,197	4,362
Total obligations	$ 198,130	$ 163,889	$ 2,682	$ 2,197	$ 29,362

(1) The company expects to refinance these short and medium-term obligation under substantially the same terms and conditions

Other Commercial Commitments

	Total	Less Than One Year	Two-Three Years	Four-Five Years	After Five Years
			(in thousands)		
Certificates of deposit maturities (1)	$ 188,953	$ 138,898	$ 37,086	$ 12,969	$ -
Loan originations	103,800	103,800	-	-	-
Unfunded lines of credit	78,300	78,300	-	-	-
Standby letter of credit	4	4	-	-	-
Total	$ 371,057	$ 321,002	$ 37,086	$ 12,969	$ -

(1) The company expects to retain maturing deposits or replace amounts maturing with comparable certificates of deposits based on current market interest rates.

Asset-Liability Management

The primary objective of asset/liability management is to ensure the steady growth of the company's primary earnings component, net interest income and the maintenance of reasonable levels of capital independent of fluctuating interest rates. Interest rate risk can be defined as the vulnerability of an institution's financial condition and/or results of operations to movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Management endeavors to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals to maintain interest rate risk at an acceptable level.

Management oversees the asset/liability management function and meets periodically to monitor and manage the structure of the balance sheet, control interest rate exposure, and evaluate pricing strategies for the company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the company's various funding sources. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the bank may determine to increase our interest rate risk position in order to increase our net interest margin.

The bank manages its exposure to interest rates by structuring the balance sheet in the ordinary course of business. The bank currently emphasizes adjustable rate loans and/or loans that mature in a relatively short period when compared to single-family residential loans. In addition, to the extent possible, the bank attempts to attract longer-term deposits. While the bank has entered into interest rate swaps and caps to assist in managing interest rate risk in connection with specific loans and investments, it has not entered instruments such as leveraged derivatives, structured notes, financial options, financial futures contracts or forward delivery contracts.

One of the ways the bank monitors interest rate risk is through an analysis of the relationship between interest-earning assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments.

The table below illustrates the maturities or repricing of the company's assets and liabilities, including noninterest-bearing sources of funds to specific periods at September 30, 2002. Estimates and assumptions concerning prepayment rates of major asset categories are based on information obtained from the FHLB of Atlanta on projected prepayment levels on mortgage-backed and related securities and decay rates on savings, NOW and money market accounts. The bank believes that such information is consistent with our current experience.

Maturing or Repricing Periods	90 Days or Less	91 Days to 180 Days	181 Days to One Year	One Year to Three Years	Three Years to Five Years	Five Years or More	Total
Interest-earning assets	(dollars in thousands)						
Loans:							
Adjustable and balloon	$ 34,979	$ 11,199	$ 22,514	$ 36,561	$ 12,600	$ 1,390	$ 119,243
Fixed-rate	18,468	817	1,398	5,184	4,589	20,181	50,637
Second mortgages	355	265	502	1,683	876	-	3,681
Commercial business	18,553	599	1,178	8,506	-	-	28,836
Consumer	58,563	128	241	783	-	-	59,715
Investment securities	149,021	41	79	297	2,267	5,923	157,628
Mortgage-backed securities	13,147	9,261	10,492	16,073	1,158	604	50,735
Derivatives matched against assets	23,000	-	-	-	-	(23,000)	-
Total	316,086	22,310	36,404	69,087	21,490	5,098	470,475
Interest-bearing liabilities:							
Deposits:							
Savings accounts	382	365	680	2,167	1,413	3,386	8,393
NOW accounts	2,431	2,166	3,647	7,547	2,019	4,471	22,281
Money market accounts	16,035	10,857	12,326	5,461	2,601	2,363	49,643
Certificates of deposit	70,323	33,139	35,436	37,086	12,874	95	188,953
Borrowings:							
FHLB advances	71,500	-	-	-	-	25,000	96,500
Other borrowings	91,011	-	-	-	-	9,346	100,357
Derivatives matched against liabilities	(60,000)	-	-	50,000	10,000	-	-
Total	191,682	46,527	52,089	102,261	28,907	44,661	466,127
GAP	$ 124,404	$ (24,217)	$ (15,685)	$ (33,174)	$ (7,417)	$(39,563)	$ 4,348
Cumulative GAP	$ 124,404	$ 100,187	$ 84,502	$ 51,328	$ 43,911	$ 4,348	
Ratio of Cumulative GAP to total interest earning assets	26.44%	21.29%	17.96%	10.91%	9.33%	0.92%	

As indicated in the interest rate sensitivity table, the twelve-month cumulative gap, representing the total net assets and liabilities that are projected to re-price over the next twelve months, was asset sensitive in the amount of $84.5 million at September 30, 2002.

While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on the measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. The GAP position reflects only the prepayment assumptions pertaining to the current rate environment and assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates.

Management uses two other analyses to manage interest rate risk: (1) an earnings-at-risk analysis to develop an estimate of the direction and magnitude of the change in net interest income if rates move up or down 100 to 300 basis points; and (2) a value-at-risk analysis to estimate the direction and magnitude of the change in net portfolio value if rates move up or down 100 to 200 basis points. Currently the bank uses a sensitivity of net interest income analysis prepared by the FHLB of Atlanta to measure earnings-at-risk and the OTS Interest Rate Risk Exposure Report to measure value-at-risk.

The following table sets forth the earnings at risk analysis that measures the sensitivity of net interest income to changes in interest rates at September 30, 2002:

Net Interest Income Sensitivity Analysis

Changes in Rate by Basis Point	Net Interest Margin	Basis Point Change From Base	Percent Change From Base
+300	2.91%	(0.05)%	(1.69)%
+200	2.92%	(0.04)%	(1.35)%
+100	2.95%	(0.01)%	(0.34)%
+0	2.96%	-	-
-100	2.94%	(0.02)%	(0.68)%
-200	2.79%	(0.17)%	(5.74)%
-300	2.57%	(0.39)%	(13.18)%

The table indicates that, based on an immediate and sustained 200 basis point increase in market interest rates, net interest margin, as measured as a percent of total assets, would decrease by 4 basis points or 1.35%. Conversely, if interest rates decrease 200 basis points net interest margin, as a percent of total assets, would decrease by 17 basis points or 5.74%.

The net interest income sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. The estimates used are based upon the assumption as to the nature and timing of interest rate levels including the shape of the yield curve. These estimates have been developed based upon current economic conditions; the company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Presented below, as of September 30, 2002, is an analysis of our interest rate risk as measured by changes in net portfolio value for parallel shifts of 200 basis points in market interest rates:

	Net Portfolio Value		Net Portfolio Value as a Percent of the Present Value of Assets	
Changes in Rates (bp)	Dollar Change	Percent Change	Net Portfolio Value Ratio	Change in NPV Ratio
	(dollars in thousands)			
+200	$12,004	45.76%	7.55%	2.43%
+100	6,679	25.57	6.45	1.34
+0	-	-	5.12	-
-100	(4,192)	(16.05)	4.28	(0.84)
-200	(3,991)	(15.28)	4.30	(0.82)

The improvement in net portfolio value of $12.0 million or 45.76% in the event of a 200 basis point increase in rates is a result of the current amount of adjustable rate loans and investments held by the bank as of September 30, 2002. The foregoing increase in net portfolio value, in the event of an increase in interest rates of 200 basis points, currently exceeds the company's internal board guidelines.

In addition to the strategies set forth above, the bank began, in 2002, using derivative financial instruments, such as interest rate swaps, to help manage interest rate risks. The bank does not use derivative financial instruments for trading or speculative purposes. All derivative financial instruments are used in accordance with board approved risk management policies.

The bank enters into interest rate swap agreements principally to manage its exposure to the impact of rising short-term interest rates on its earnings and cash flows. Since short-term interest rates have declined from inception of the interest rate swap agreements, the change in fair value of the interest rate swap agreements, the change in fair value of the interest rate swap agreements is a loss of approximately $2.5 million. The bank continually monitors the effectiveness of its interest rate swap agreements in offsetting changes in the fair value of cash flows from a portion of its loan portfolio. The bank does not foresee any significant changes in the strategies used to manage interest rate risk in the near future.

Liquidity and Capital Resources

Liquidity. The bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed and investment securities and borrowings. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The bank has continued to maintain the levels of liquid assets as previously required by OTS regulations. The bank manages its liquidity position and demands for funding primarily by investing excess funds in short-term investments and utilizing FHLB advance and reverse repurchase agreements in periods when the bank's demands for liquidity exceed funding from deposit inflows.

The bank's most liquid assets are cash and cash equivalents, securities available-for-sale. The levels of these assets are dependent on the bank's operating, financing, lending and investing activities during any given period. At September 30, 2002, cash and cash equivalents, interest bearing deposits and securities available-for-sale and trading securities totaled $201.0 million, or 39.99% of total assets.

The primary investing activities of the bank are the origination of residential one- to four-family loans, commercial real estate loans, real estate construction and development loans, commercial borrowing and consumer loans and the purchase of United States Treasury and agency securities, mortgage-backed and mortgage-related securities and other investment securities. During the year ended September 30, 2002, the bank's loan originations and purchases totaled $199.5 million. Purchases of United States Treasury and agency securities, mortgage-backed and mortgage related securities and other investment securities totaled $104.8 million for the year ended September 30, 2002.

The bank has other sources of liquidity if a need for additional funds arises. At September 30, 2002, the bank had $96.5 million in advances outstanding from the FHLB and had an additional overall borrowing capacity from the FHLB of $80.1 million at that date. Depending on market conditions, the pricing of deposit products and FHLB advances, the bank may continue to rely on FHLB borrowings to fund asset growth.

At September 30, 2002, the bank had commitments to fund loans and unused outstanding lines of credit, unused standby letters of credit and undisbursed proceeds of construction mortgages totaling $182.5 million. The bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts, including IRA and Keogh accounts, which are scheduled to mature in less than one year from September 30, 2002, totaled $138.9 million. Based upon experience, management believes the majority of maturing certificates of deposit will remain with the bank. In addition, management of the bank believes that it can adjust the rates offered on certificates of deposit to retain deposits in changing interest rate environments. In the event that a significant portion of these deposits are not retained by the bank, the bank would be able to utilize FHLB advances and reverse repurchase agreements to fund deposit withdrawals, which would result in an increase in interest expense to the extent that the average rate paid on such borrowings exceeds the average rate paid on deposits of similar duration.

Capital Resources. At September 30, 2002, the bank exceeded all minimum regulatory capital requirements with a tangible capital level of $28.6 million, or 5.71% of total adjusted assets, which exceeds the required level of $7.5 million, or 1.50%; core capital of $28.6 million, or 5.71% of total adjusted assets, which exceeds the required level of $20.1 million, or 4.00%; and risk-based capital of $30.3 million, or 13.51% of risk-weighted assets, which exceeds the required level of $18.0 million, or 8.00%.

On March 20, 2002, Greater Atlantic Capital Trust I (the, "Trust"), a Delaware statutory business trust and a wholly owned Trust subsidiary of the company issued $9.6 million aggregate liquidation amount (963,038 shares) of 6.50% cumulative preferred securities maturing on December 31, 2031, with an option to call the securities on or after December 31, 2003. Conversion of the preferred securities into the company's common stock may occur at any time on or after 60 days after the closing of the offering. The company may redeem the preferred securities, in whole or in part, at any time on or after December 31, 2003. Distributions on the preferred securities are payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning on June 30, 2002. The Trust also issued 29,762 common securities to the company for $297,620. The company purchased all the shares of the common stock. The proceeds from the sale of the preferred securities and the proceeds from the sale of the trust's common securities were utilized to purchase from the company junior subordinated debt securities of $9,928,000 bearing interest of 6.50% and maturing December 31, 2031. All intercompany interest and equity were eliminated in consolidation.

The Trust was formed for the sole purpose of investing the proceeds from the sale of the convertible preferred securities in the corresponding convertible debentures. The company has fully and unconditionally guaranteed the preferred securities along with all obligations of the trust related thereto. The sale of the preferred securities yielded $9.2 million after deducting offering expenses. The company currently intends to retain approximately $1.5 million of the proceeds for general corporate purposes, investing the retained funds in short-term investments. The remaining $8.0 million of the proceeds was invested in Greater Atlantic Bank to increase its capital position. Initially, those funds were be invested in investment securities. Subsequently, such proceeds may be used to fund new loans.

2001 Compared to 2000

Net Income. For the fiscal year ended September 30, 2001, the company incurred a loss of $522,000 or $0.17 per share compared to a loss of $3.6 million or $1.21 per share for fiscal year 2000. The $3.1 million decrease in net loss over the comparable period one year ago was primarily due to increases in net interest income and noninterest income. Those increases exceeded an increase in noninterest expense and a decrease in the bank's income tax benefit. The bank believes that due to continuing operating losses it is more appropriate not to recognize an income tax benefit for current period operating losses, and that pre-tax earnings or loss provide a better basis to compare period to period operations. Viewed from that perspective, the bank's pre-tax loss improved by $3.7 million from a loss of $4.2 million for the fiscal year ended 2000 to a loss of $522,000 for the current year. The reduction in interest rates, coupled with the continued growth of the bank have led to an improvement in both net interest income and noninterest income.

Net Interest Income. An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing sources of funds such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

	Years ended September 30,		Difference	
	2001	2000	Amount	%
	(dollars in thousands)			
Interest income:				
Loans	$ 12,658	$ 8,462	$ 4,196	49.59%
Investments	10,965	9,310	1,655	17.78
Total	23,623	17,772	5,851	32.92
Interest expense:				
Deposits	11,629	7,668	3,961	51.66
Borrowings	5,618	5,426	192	3.54
Total	17,247	13,094	4,153	31.72
Net interest income	$ 6,376	$ 4,678	$ 1,698	36.30%

Our growth in net interest income for fiscal year 2001 was due primarily to the increase in average interest-earning assets resulting from our planned growth. Average interest-earning assets increased $87.1 million or 35.97% over the comparable period one-year ago coupled with a one basis point increase in net interest margin (net interest income divided by average interest-earning assets). The increase in net interest margin resulted from the decrease on rates paid for interest bearing liabilities exceeding the decrease in yields earned on interest earning assets by 14 basis points. That decrease was offset by an increase in average interest-bearing liabilities exceeding the increase in average interest-earning assets by $474,000.

Interest Income. Interest income for the fiscal year ended September 30, 2001 increased $5.9 million from fiscal year 2000 primarily as a result of an increase in the average outstanding balances in loans and investment securities. The increase in interest income from the loan portfolio for fiscal year 2001 compared to interest income earned for fiscal 2000 resulted from an increase of $57.9 million in the average balance of loans outstanding. That increase was coupled with an increase of $29.2 million in the average outstanding balance in the investment and mortgage-backed securities portfolios and was offset by a 17 basis point decrease in the average yield earned on the loan and investment portfolios.

Interest Expense. The $4.2 million increase in interest expense on deposits and borrowed funds for fiscal year 2001 compared to fiscal year 2000 was principally the result of a significant increase in the average outstanding balances in total deposits and borrowed funds, and was offset by a 31 basis point decrease in the average cost of funds. The increase in interest expense on deposits was primarily due to an increase in average certificates of deposit and NOW and money market accounts of $67.8 million, or 49.97%, from $135.7 million for fiscal 2000 to $203.6 million for fiscal 2001. The average rate we paid for deposits increased from 5.59% for fiscal 2000 to 5.60% for fiscal 2001. That increase in rate was coupled with an increase of $70.4 million in the average outstanding balance of deposits. The increase in interest expense on borrowings was primarily due to an increase in average borrowings of $17.2 million, and was offset in part by an 85 basis point decline in the average cost of funds.

Comparative Average Balances and Interest Income Analysis. The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

	For the Years Ended September 30,					
	2001			2000		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
			(dollars in thousands)			
Assets:						
Interest-earning assets:						
Real estate loans	$124,646	$ 9,298	7.46%	$ 87,468	$ 6,699	7.66%
Consumer loans	29,106	2,287	7.86	13,980	1,236	8.84
Commercial business loans	11,038	1,073	9.72	5,469	527	9.64
Total loans	164,790	12,658	7.68	106,917	8,462	7.91
Investment securities	118,320	7,897	6.67	75,808	5,380	7.10
Mortgage-backed securities	46,225	3,068	6.64	59,489	3,930	6.61
Total interest-earning assets	329,335	23,623	7.17	242,214	17,772	7.34
Non-earning assets	13,891			9,203		
Total assets	$343,226			$251,417		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Savings accounts	$ 4,089	136	3.33	$ 1,532	40	2.61
Now and money market accounts	59,783	2,744	4.59	34,882	1,772	5.08
Certificates of deposit	143,785	8,749	6.08	100,858	5,856	5.81
Total deposits	207,657	11,629	5.60	137,272	7,668	5.59
FHLB advances	60,784	3,396	5.59	55,691	3,419	6.14
Other borrowings	43,217	2,222	5.14	31,100	2,007	6.45
Total interest-bearing liabilities	311,658	17,247	5.53	224,063	13,094	5.84
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	8,767			1,916		
Other liabilities	1,756			1,371		
Total liabilities	322,181			227,350		
Stockholders' equity	21,045			24,067		
Total liabilities and stockholders' equity	$343,226			$251,417		
Net interest income		$ 6,376			$ 4,678	
Interest rate spread			1.64%			1.50%
Net interest margin			1.94%			1.93%

Rate/Volume Analysis. The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

	Years Ended September 30, 2001 v. 2000		
	Change Attributable to		
	Volume	Rate	Total
		(in thousands)	
Real estate loans	$2,847	$ (248)	$2,599
Consumer loans	1,337	(286)	1,051
Commercial business loans	537	9	546
Total loans	4,721	(525)	4,196
Investments	3,017	(500)	2,517
Mortgage-backed securities	(876)	14	(862)
Total interest-earning assets	$6,862	$(1,011)	$5,851
Savings accounts	$ 67	$ 29	$ 96
Now and money market accounts	1,265	(293)	972
Certificates of deposit	2,492	401	2,893
Total deposits	3,824	137	3,961
FHLB advances	313	(336)	(23)
Other borrowings	782	(567)	215
Total interest-bearing liabilities	4,919	(766)	4,153
Change in net interest income	$1,943	$ (245)	$1,698

Provision for Loan Losses. The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process which segments the loan portfolio into groups based on various risk factors including the types of loans and asset classifications. Each segment is then assigned a reserve percentage based upon the perceived risk in that segment. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the company will not have to increase its provisions for loan losses in the future as a result of an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations.

The increase in non-performing loans of $312,000 during fiscal 2001, resulted primarily from the $196,000 increase in single family loans and a $122,000 increase in non-performing construction loans. The provision for loan losses was increased from $13,000 during fiscal 2000 to $55,000 during fiscal 2001. The increase in provision is directly related to the increase in non-performing loans. Net charge-offs increased from $63,000 during fiscal 2000 to $110,000 during fiscal 2001 as management took a more aggressive posture in assessing collectibility of classified loans. Management expects charge-offs to increase in the future as a result of the increase in its total loan portfolio during fiscal 2001. While we have continued our loan loss provisions in response to our continued growth in real estate loans, we have allowed our allowance for loan losses to decline as a percentage of loans due to the continuation of the low percentages of our charge-offs and non-performing loans.

Noninterest income. Noninterest income increased $3.7 million during fiscal 2001, over the comparable period one year ago, primarily as a result of the increase in gain on sale of loans, reflecting an increased volume of loan originations and sales from the company's mortgage banking activities. That increase was coupled with an increase in gains on the sale of investments and an increase in service fees on loans and deposits. That increase in gain on sales of investment securities occurred as a result of a loss of $1.0 million recognized during fiscal 2000 when the bank transferred $22.8 million in securities from available for sale to trading resulting in a loss of $580,000, with the remaining $420,000 of loss on sale resulting from sales of $18.0 million in securities as the bank restructured its investment securities portfolio, with no comparable loss occurring during fiscal 2001. The increase in service fees on loans and deposits relates primarily to the bank's acquisition of Dominion Savings Bank, with a full year of activity being realized, and increased loan production at Greater Atlantic Mortgage. The significant level of gains on sale of loans in fiscal 2001 resulted from the company taking advantage of loan origination volumes coupled with home loan refinancing and a favorable interest rate environment which enabled the company to sell at a gain loans through Greater Atlantic Mortgage.

During the fiscal year ended September 30, 2001, loan disbursements originated for sale amounted to $249.9 million compared to $117.0 million during the comparable period one year ago. The $132.9 million increase in loans originated and disbursed was largely attributable to decreases in market interest rates, which increased home mortgage refinancings. During the period, substantially all loans originated were sold in the secondary market, in most cases with servicing released. Proceeds from the sale of loans for fiscal 2001 amounted to $245.2 million compared to $121.3 million during the comparable period one year ago. Sales of loans resulted in gains of $4.3 million and $2.5 million for fiscal 2001 and fiscal 2000, respectively.

The following table presents a comparison of the components of non-interest income

	Years Ended September 30,		Difference	
	2001	2000	Amount	%
	(dollars in thousands)			
Noninterest income:				
Gain on sale of loans	$ 4,335	$ 2,466	$ 1,869	75.79%
Service fees on loans	673	464	209	45.04
Service fees on deposits	456	177	279	157.63
Gain (loss) on sale of investment securities	194	(1,025)	1,219	118.93
Gain on sale of real estate owned	45	14	31	221.43
Other operating income	4	(42)	46	109.52
Total noninterest income	$ 5,707	$ 2,054	$ 3,653	177.85%

Noninterest expense. Noninterest expense for fiscal 2001, amounted to $12.6 million, an increase of $1.6 million or 14.54% from the $11.0 million incurred in fiscal 2000. Excluding non-recurring expenses of $1.6 million during fiscal 2000, as a result of the settlement of a lawsuit and related legal fees, noninterest expense increased $3.2 million over the comparable period one year ago. The increase in the bank's noninterest expense was primarily in compensation of $1.3 million, depreciation expense on furniture fixtures and equipment of $180,000, data processing of $477,000, occupancy of $413,000 and other operating expense of $481,000, when factoring in $1.3 million related to the settlement. Those increases were attributable to the continued expansion and growth of the bank and an increase in commissions to loan officers due to increased loan production and the related employee benefit cost associated with the increase in compensation.

	Years Ended September 30,		Difference	
	2001	2000	Amount	%
	(dollars in thousands)			
Noninterest expense:				
Compensation and employee benefits	$ 6,054	$ 4,738	$ 1,316	27.78%
Occupancy	1,607	1,194	413	34.59
Professional services	818	794	24	3.02
Advertising	522	547	(25)	(4.57)
Deposit insurance premium	36	52	(16)	(30.77)
Furniture, fixtures and equipment	668	488	180	36.89
Data processing	887	410	477	116.34
Loss from foreclosed real estate	3	10	(7)	(70.00)
Other operating expense	1,955	2,724	(769)	(28.23)
Total noninterest expense	$ 12,550	$ 10,957	$ 1,593	14.54%

Income Taxes. The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. Since, as previously indicated, the bank no longer recognizes a tax benefit for current operating losses there was no income tax benefit for fiscal 2001 compared to a benefit of $600,000 in 2000.

Management has provided a valuation allowance for net deferred tax assets of $2.5 million, as they are unable to determine the timing of the generation of future taxable income.

At September 30, 2001, the company has net operating loss carryforwards totaling approximately $9.1 million, which expire in the years 2006 to 2020. As a result of the change in ownership of the bank, approximately $1.7 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

Recent Accounting Standards

In June of 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 143 applies to all entities and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. All asset retirement obligations that fall within the scope of this Statement and their related asset retirement costs will be accounted for consistently, resulting in comparability among financial statement of different entities. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Greater Atlantic Bank will adopt SFAS No. 143 on October 1, 2002. The adoption of this statement is not expected to have a material impact on Greater Atlantic Bank's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued during the third quarter of 2001. SFAS No. 144 supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which previously governed impairment of long-lived assets, and the portions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. This Statement improves financial reporting by requiring one accounting model be used for long-lived assets to be disposed of by sale and by broadening the presentation of discontinued operations to include more disposal transactions. Greater Atlantic Bank will adopt SFAS No. 144 effective October 1, 2002, and management does not anticipate it having a material impact on Greater Atlantic Bank's financial position or results of operations.

In May of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." This statement rescinds Statements No. 4 and 64, "Reporting Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," respectively, and restricts the classification of early extinguishment of debt as an extraordinary item to the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement also rescinds Statement No. 44, "Accounting for Intangible Assets of Motor Carriers," which is no longer necessary because the transition to the provisions of the Motor Carrier Act of 1980 is complete. The Statement also amends Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Finally, the statement makes various technical corrections to existing pronouncements which are not considered substantive.

The provisions of this Statement relating to the rescission of Statement No. 4 and 64 are effective for fiscal years beginning after May 15, 2002. The provisions relating to amendments of Statement No. 13 are effective for transactions initiated after May 15, 2002, and all other provisions are effective for financial statements issued after May 15, 2002. Additionally, there is retroactive application for any gain or loss on extinguishment of debt that was classified as extraordinary in a prior period that does not meet the criteria in Opinion No. 30, requiring reclassification of this gain or loss. With the exception of the rescission of Statement No. 4 and 64, Greater Atlantic Bank adopted the provisions of this Statement, and the adoption did not have a material impact on its financial position or results of operations. The provisions relating to the rescission of Statement No. 4 and 64, which will eliminate the extraordinary treatment of extinguishment of debt, will be adopted October 1, 2002. Greater Atlantic Bank does not expect the remaining provisions of this Statement to have a material impact on its financial position or results of operations.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This Statement nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Greater Atlantic Bank will adopt the provisions of this Statement effective January 1, 2003. Management does not anticipate that the implementation of this Statement will have a material impact on the company's financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institution." This statement amended SFAS No. 72 and 144 to provide interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of SFAS No. 72 and FASB Interpretation No. 9. This Statement amends SFAS No. 144 to include in its scope long-term customer – relationship intangible assets such as core deposit intangibles. Accordingly, these intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. This Statement is effective for acquisitions consummated on or after October 1, 2002. Greater Atlantic Bank believes that adoption of this Statement will have no impact on its financial position or results of operations.

Independent Auditors' Report

Board of Directors and Stockholders
Greater Atlantic Financial Corp.
Reston, Virginia

We have audited the accompanying consolidated statements of financial condition of Greater Atlantic Financial Corp. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Atlantic Financial Corp. and Subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Washington, D.C.
October 30, 2002

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Financial Condition

September 30,	2002	2001
	(dollars in thousands)	
Assets		
Cash and cash equivalents	$ 3,066	$ 1,456
Interest bearing deposits	6,292	1,962
Investment securities (Notes 3 and 10)		
Available-for-sale	191,673	146,366
Held-to-maturity	17,686	22,739
Trading	-	1,312
Loans held for sale (Note 4)	14,553	14,683
Loans receivable, net (Notes 4, 10 and 16)	248,081	164,603
Accrued interest and dividends receivable (Note 5)	2,859	2,777
Deferred income taxes (Note 11)	1,520	1,520
Federal Home Loan Bank stock, at cost	5,490	3,910
Premises and equipment, net (Note 6)	7,790	6,350
Goodwill (Note 2)	1,284	1,284
Prepaid expenses and other assets	2,384	1,642
	$502,678	$370,604
Liabilities and stockholders' equity		
Liabilities		
Deposits (Note 8)	$281,877	$229,982
Advance payments from borrowers for taxes and insurance	280	220
Accrued expenses and other liabilities (Note 9)	3,261	1,399
Advances from the FHLB and other borrowings (Note 10)	187,511	117,823
Total liabilities	472,929	349,424
Commitments and contingencies (Note 12)		
Guaranteed convertible preferred securities of subsidiary trust (Note 21)	9,346	
Stockholders' Equity (Notes 13 and 14)		
Preferred stock $.01 par value - 2,500,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value – 10,000,000 shares authorized; 3,012,434 shares outstanding	30	30
Additional paid-in capital	25,152	25,132
Accumulated deficit	(2,520)	(3,450)
Accumulated other comprehensive loss	(2,259)	(532)
Total stockholders' equity	20,403	21,180
Total liabilities and stockholders' equity	$502,678	$370,604

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Operations

Years ended September 30,	2002	2001
	(dollars in thousands)	
Interest income		
Loans	$ 14,039	$ 12,658
Investments	7,743	10,965
Total interest income	21,782	23,623
Interest expense		
Deposits (Note 8)	8,308	11,629
Borrowed money	5,427	5,618
Total interest expense	13,735	17,247
Net interest income	8,047	6,376
Provision for loan losses (Note 4)	968	55
Net interest income after provision for loan losses	7,079	6,321
Noninterest income		
Fees and service charges	996	1,129
Gain on sale of loans	8,432	4,335
Gain (loss) on sale of investment securities	198	194
Gain (loss) on sale of real estate owned	-	45
Gain (loss) on sale of investment securities	64	4
Total noninterest income	9,690	5,707
Noninterest expense		
Compensation and employee benefits	7,898	6,054
Occupancy	1,788	1,607
Professional services	782	818
Advertising	779	522
Deposit insurance premium	43	36
Furniture, fixtures and equipment	875	668
Data processing	1,134	887
Other real estate owned expenses (Note 7)	-	3
Other operating expenses	2,540	1,955
Total noninterest expense	15,839	12,550
Net income (loss)	$ 930	$ (522)
Basic and diluted earnings (loss) per share (Note 15)	$ 0.31	$ (0.17)

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income

Years ended September 30,	2002	2001
	(in thousands)	
Net income (loss)	$ 930	$ (522)
Other comprehensive loss, net of tax:		
Unrealized gains on securities	446	835
Unrealized loss on hedges	(2,173)	-
Other comprehensive (loss) income	(1,727)	835
Comprehensive (loss) income	$ (797)	$ 313

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(dollars in thousands)			
Balance at September 30, 2000	$ -	$ 30	$ 25,132	$ (2,928)	$ (1,367)	$ 20,867
Other comprehensive income	-	-	-	-	835	835
Net loss for the period	-	-	-	(522)	-	(522)
Balance at September 30, 2001	-	30	25,132	(3,450)	(532)	21,180
Options exercised	-	-	20	-	-	20
Other comprehensive income	-	-	-	-	(1,727)	(1,727)
Net income for the period	-	-	-	930	-	930
Balance at September 30, 2002	$ -	$30	$ 25,152	$ (2,520)	$ (2,259)	$ 20,403

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Cash Flows

Years ended September 30,	2002	2001
	(in thousands)	
Cash flow from operating activities		
Net income (loss)	$ 930	$ (522)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Provision for loan losses	968	55
Amortization of excess of purchase price over assets acquired	-	93
Amortization of deposit acquisition adjustment	92	143
Amortization of loan acquisition adjustment	(27)	(27)
Depreciation and amortization	714	529
Proceeds from sale of trading securities	1,129	20,164
Proceeds from repayments of trading securities	183	1,354
Amortization of trading security premiums	8	38
Unrealized (gain) loss on trading securities	(9)	11
Realized gain on sale of investments	(125)	(135)
Realized gain on sale of mortgaged-backed securities	(64)	(70)
Amortization of investment security premiums	2,736	1,467
Amortization of mortgage-backed securities	515	264
Amortization of deferred fees	(312)	(238)
Discount accretion net of premium amortization	328	108
Loss on disposal of fixed assets	-	2
Gain on sale of foreclosed real estate	-	(45)
Gain on sale of loans held for sale	(8,432)	(4,335)
(Increase) decrease in assets		
Disbursements for origination of loans	(424,730)	(249,924)
Proceeds from sales of loans	433,292	245,175
Accrued interest and dividend receivable	(82)	(284)
Prepaid expenses and other assets	(1,736)	(344)
Deferred loan fees collected, net of deferred costs incurred	1,439	44
Increase (decrease) in liabilities		
Accrued expenses and other liabilities	686	(2,544)
Income taxes payable	-	55
Net cash provided by operating activities	$ 7,503	$ 11,034

Greater Atlantic Financial Corp. and Subsidiaries
Consolidated Statements of Cash Flows – (Continued)

Years ended September 30,	2002	2001
	(in thousands)	
Cash flow from investing activities		
Net increase in loans	$ (85,875)	$ (31,844)
Purchases of premises and equipment	(2,153)	(2,022)
Proceeds from sales of foreclosed real estate	-	217
Purchases of investment securities	(66,447)	(91,454)
Proceeds from sale of investment securities	16,423	11,803
Proceeds from repayments of investment securities	21,873	16,221
Purchases of mortgage-backed securities	(38,341)	(14,898)
Proceeds from sale of mortgage-backed securities	5,601	6,307
Proceeds from repayments of mortgage-backed securities	18,020	16,292
Purchases of FHLB stock	(3,475)	(1,650)
Proceeds from sale of FHLB stock	1,895	1,300
Net cash used in investing activities	(132,479)	(89,728)
Cash flow from financing activities		
Net increase in deposits	51,804	41,452
Net advances from FHLB	22,000	28,400
Net borrowings on reverse repurchase agreements and other borrowings	47,688	6,587
Increase in advance payments by borrowers for taxes and insurance	58	(44)
Issuance of convertible preferred securities	9,346	-
Exercise of stock options	20	-
Net cash provided by financing activities	130,916	76,395
Increase in cash and cash equivalents	5,940	(2,299)
Cash and cash equivalents, at beginning of period	3,418	5,717
Cash and cash equivalents, at end of period	$ 9,358	$ 3,418

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Greater Atlantic Financial Corp. (GAFC or the "Company") is a bank holding company whose principal activity is the ownership and management of Greater Atlantic Bank (GAB or "the Bank"), and its wholly owned subsidiary, Greater Atlantic Mortgage Corporation (GAMC). The Bank originates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Virginia, Washington, D.C. and Maryland. The Bank operates under a federal bank charter and provides full banking services.

GAMC was incorporated as a separate entity on June 11, 1998 and began independent operations on September 1, 1998. GAMC is involved primarily in the origination and sale of single-family mortgage loans and, to a lesser extent, multi-family residential and second mortgage loans. GAMC also originates loans for the Bank's portfolio. In January 2002, GAFC established Greater Atlantic Capital Trust I to issue certain convertible preferred securities (see Note 21).

Principles of Consolidation

The consolidated financial statements include the accounts of GAFC and its wholly owned subsidiaries, GAB, GAMC and Greater Atlantic Capital Trust I. All significant intercompany accounts and transactions have been eliminated in consolidation.

Risk and Uncertainties

In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company. The determination of the allowance for loan losses and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 2002 and September 30, 2001, the allowance for loan losses and valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline would increase the likelihood of losses due to credit and market risks and could create the need for substantial additional loan loss reserves. See discussion of regulatory matters in Note 13.

Concentration of Credit Risk

The Company's primary business activity is with customers located in Maryland, Virginia and the District of Columbia. The Company primarily originates residential loans to customers throughout these areas, most of who are residents local to the Company's business locations. The Company has a diversified loan portfolio consisting of residential, commercial and consumer loans. Commercial and consumer loans generally provide for higher interest rates and shorter terms, however such loans have a higher degree of credit risk. Management monitors all loans, including, when possible, making inspections of the properties, maintaining current operating statements, and performing net realizable value calculations, with allowances for losses established as necessary to properly reflect the value of the properties. Management believes the current loss allowances are sufficient to cover the credit risk estimated to exist at September 30, 2002.

Investment Securities

Investment securities, which the Company has the intent and ability to hold to maturity, are carried at amortized cost. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method, over the period from the date of purchase to maturity. When sales do occur, gains and losses are recognized at the time of sale and the determination of cost of securities sold is based upon the specific identification method. Investment securities which the Company intends to hold for indefinite periods of time, use for asset/liability management or that are to be sold in response to changes in interest rates, prepayment risk, the need to increase regulatory capital or other similar factors are classified as available-for-sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. If a sale does occur, gains and losses are recognized as a component of earnings at the time of the sale. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method.

Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, net of unearned discounts resulting from add-on interest, participation or whole-loan interests owned by others, undisbursed loans in process, deferred loan fees, and allowances for loan losses.

Loans are placed on non-accrual status when the principal or interest is past due more than 90 days or when, in management's opinion, collection of principal and interest is not likely to be made in accordance with a loan's contractual terms.

The allowance for loan losses provides for the risk of losses inherent in the lending process. The allowance for loan losses is based on periodic reviews and analyses of the loan portfolio which include consideration of such factors as the risk rating of individual credits, the size and diversity of the portfolio, economic conditions, prior loss experience and results of periodic credit reviews of the portfolio. The allowance for loan losses is increased by provisions for loan losses charged against income and reduced by charge-offs, net of recoveries. In management's judgment, the allowance for loan losses is considered adequate to absorb losses inherent in the loan portfolio at September 30, 2002.

The Company considers a loan to be impaired if it is probable that they will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. When a loan is deemed impaired, the Company computes the present value of the loan's future cash flows, discounted at the effective interest rate. As an expedient, creditors may account for impaired loans at the fair value of the collateral or at the observable market price of the loan if one exists. If the present value is less than the carrying value of the loan, a valuation allowance is recorded. For collateral dependent loans, the Company uses the fair value of the collateral, less estimated costs to sell, on a discounted basis, to measure impairment.

Mortgage loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Derivative Financial Instruments

The Company uses derivative financial instruments to mitigate market risk from changes in interest rates. Our derivative financial instruments are contracted in the over-the-counter market and include interest rate swaps. The Company does not hold or issue derivative financial instruments for trading purposes.

All derivatives are recognized on the balance sheet at fair value. To qualify for hedge accounting treatment, derivatives, at inception, must be designated as hedges and evaluated for effectiveness throughout the hedge period. The Company designated, at the date entered into, the interest rate swap agreements as a hedge of the variability of cash flows to be received or paid related to loans and deposits (a cash flow hedge). The Company records changes in the fair value of cash flow hedges in other comprehensive income, net of income taxes, until earnings are affected by the variability of cash flows of the hedged transaction.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management strategy for undertaking the hedge transactions. The Company will discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (2) the derivative expires or is sold or terminated or (3) management determines that the designation of the derivative as a hedge instrument is no longer appropriate.

Mortgage Loan Income, Discounts and Premiums

Interest income on loans is recorded on the accrual method. Discounts and premiums relating to mortgage loans purchased are deferred and amortized against or accreted into income over the estimated lives of the loans using the level yield (interest) method. Accrual of interest is discontinued and an allowance for uncollected interest is established and charged to interest income for the full amount of accrued interest receivable on loans, which are delinquent for a period of 90 days or more.

Loan Origination and Commitment Fees

Loan origination and commitment fees and certain incremental direct loan origination costs are being deferred with the net amount being amortized as an adjustment of the related loan's yield. The Company is amortizing those amounts over the contractual life of the related loans as adjusted for anticipated prepayments using current and past payment trends.

Mortgage Loan Sales and Servicing

The Company originates and sells loans and participating interest in loans generally without retaining servicing rights. Loans are sold to provide the Company with additional funds and to generate gains from mortgage banking operations. Loans originated for sale are carried at the lower of cost or market. When a loan and the related servicing are sold the Company recognizes any gain or loss at the time of sale.

When servicing is retained on a loan that is sold, the Company recognizes a gain or loss based on the present value of the difference between the average constant rate of interest it receives, adjusted for a normal servicing fee, and the yield it must pay to the purchaser of the loan over the estimated remaining life of the loan. Any resulting net premium is deferred and amortized over the estimated life of the loan using a method approximating the level yield (interest) method. Loans of $162,000 were sold with servicing rights retained during the year ended September 30, 2001. The Company also sells participation interests in loans that it services.

Premises and Equipment

Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method over useful lives ranging from five to ten years. Leasehold improvements are capitalized and amortized using the straight-line method over the life of the related lease

Foreclosed Real Estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated selling costs. Subsequent to the date of foreclosure, valuation adjustments are made, if required, to the lower of cost or fair value less estimated selling costs. Costs related to holding the real estate, net of related income, are reflected in operations when incurred. Recognition of gains on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale.

Income Taxes

Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The net deferred tax asset is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized (See Note 11).

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits in other banks as cash and cash equivalents for purposes of preparing the statement of cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Presently, the Company's comprehensive income and loss is from unrealized gains and losses on certain investment securities and unrealized losses related to interest rate swap agreements.

Stock-Based Compensation

The Company measures compensation cost for stock options using the intrinsic value method prescribed by APB Opinion No. 25, which requires compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123, "Accounting for Stock-Based Compensation," had been applied. See Note 14 for the pro forma net income and pro forma earnings per share disclosures.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current method of presentation. These reclassifications have no effect on the results of operations previously reported.

2. Goodwill

Effective October 1, 2001, the Company adopted *"Goodwill and Other Intangible Assets"*(SFAS No. 142), which was issued in June 2001. Although a portion of SFAS No. 142 was superceded, the Company is required to report goodwill and other intangible assets, in accordance with SFAS No. 142. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized, but reviewed at least annually for impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. The first step of the goodwill impairment test, which was completed in the first half of 2002, did not identify any goodwill impairment.

In accordance with SFAS No. 142 goodwill amortization was discontinued as of October 1, 2001. The following adjusts reported net income and earnings per share to exclude goodwill amortization.

Year ended September 30,	2002	2001
	(in thousands, except per share data)	
Net income (loss)	$ 930	$ (522)
Goodwill amortization	-	93
Adjusted net income (loss)	$ 930	$ (429)
Reported basic and diluted EPS	$ 0.31	$ (0.17)
Goodwill amortization	-	0.03
Adjusted basic and diluted EPS	$ 0.31	$ (0.14)

3. Investments

Available-for-Sale, September 30, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 127,554	$ 943	$ 795	$ 127,702
CMOs	12,582	22	26	12,578
Corporate debt securities	1,902	40	52	1,890
	142,038	1,005	873	142,170
Mortgage-backed securities				
FNMA notes	25,268	59	116	25,211
GNMA notes	6,923	31	-	6,954
FHLMC notes	17,350	44	56	17,338
	49,541	134	172	49,503
	$ 191,579	$ 1,139	$ 1,045	$ 191,673

Held-to-Maturity, September 30, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 14,057	$ -	$ 380	$ 13,677
Corporate debt securities	1,020	-	87	933
	15,077	-	467	14,610
Mortgage-backed securities				
FNMA notes	1,410	27	-	1,437
FHLMC notes	1,199	13	-	1,212
	2,609	40	-	2,649
	$ 17,686	$ 40	$ 467	$ 17,259

Available-for-Sale, September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 106,124	$ 112	$ 442	$ 105,794
CMOs	6,971	58	35	6,994
Corporate debt securities	974	51	-	1,025
	114,069	221	477	113,813
Mortgage-backed securities				
FNMA notes	19,059	59	98	19,020
GNMA notes	1,797	1	10	1,788
FHLMC notes	11,770	21	46	11,745
	32,626	81	154	32,553
	$ 146,695	$ 302	$ 631	$ 146,366

Held-to-Maturity, September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 16,460	$ -	$ 504	$ 15,956
Corporate notes	1,029	-	38	991
	17,489	-	542	16,947
Mortgage-backed securities				
FNMA notes	2,974	49	-	3,023
FHLMC notes	2,276	27	-	2,303
	5,250	76	-	5,326
	$ 22,739	$ 76	$ 542	$ 22,273

The weighted average interest rate on investments was 5.26% and 7.04% for the years ended September 30, 2002 and 2001, respectively.

Trading Activities

Trading assets, at fair value, consist of the following:

September 30,	2002	2001
	(in thousands)	
FHLB notes	$ -	$ -
Mortgage-backed securities	-	1,312
	$ -	$ 1,312

The net gains (losses) on trading activities included in earnings are as follows:

Years ended September 30,	2002	2001
	(in thousands)	
FHLB notes	$ -	$ -
Mortgage-backed securities	9	(11)
	$ 9	$ (11)

Proceeds from the sale of available for sale securities were $22.0 million and $18.1 million for the years ended September 30, 2002 and 2001, respectively. Gross realized gains were $198,000 for the year ended September 30, 2002 compared to $194,000 for the year ended September 30, 2001. The amortized cost and estimated fair value of securities at September 30, 2002, by contractual maturity, are as follows:

Available-for-Sale, September 30, 2002

	Amortized Cost	Fair Value
	(in thousands)	
Amounts maturing in:		
One year or less	$ -	$ -
After one year through five years	1,092	1,091
After five years through ten years	1,185	1,207
After ten years	139,761	139,872
Mortgage-backed securities	49,541	49,503
	$ 191,579	$ 191,673

Held-to-Maturity, September 30, 2002

	Amortized Cost	Fair Value
	(in thousands)	
Amounts maturing in:		
One year or less	$ 629	$ 617
After one year through five years	1,648	1,533
After five years through ten years	483	458
After ten years	12,317	12,002
Mortgage-backed securities	2,609	2,649
	$ 17,686	$ 17,259

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. Loans Receivable

Loans receivable consists of the following:

September 30,	2002	2001
	(in thousands)	
Mortgage loans:		
Single-family	$ 136,523	$ 99,232
Multi-family	536	634
Construction	18,993	19,110
Commercial real estate	18,932	17,977
Land loans	9,947	5,431
Total mortgage loans	184,931	142,384
Commercial loans	28,880	11,675
Consumer loans	59,835	37,372
Total loans	273,646	191,431
Due borrowers on loans-in process	(11,103)	(11,756)
Deferred loan fees	772	245
Allowance for loan losses	(1,699)	(810)
Unearned (discounts) premium	1,018	176
	(11,012)	(12,145)
	$ 262,634	$ 179,286
Loans held for sale	$ 14,553	$ 14,683
Loans receivable, net	248,081	164,603
	$ 262,634	$ 179,286

Loans held for sale are all single-family mortgage loans.

The activity in allowance for loan losses is summarized as follows:

September 30,	2002	2001
	(in thousands)	
Balance, beginning	$ 810	$ 765
Provision for loan losses	968	55
Dominion reserves	-	100
Charge-offs	(98)	(131)
Recoveries	19	21
Balance, ending	$ 1,699	$ 810

The amount of loans serviced for others totaled $11.0 million and $16.0 million as of September 30, 2002 and September 30, 2001, respectively.

The allowance for uncollected interest, established for mortgage loans which are delinquent for a period of 90 days or more, amounted to $19,000 and $12,000 as of September 30, 2002 and September 30, 2001, respectively. This is the entire amount of interest income that would have been recorded in these periods under the contractual terms of such loans. Principal balances of non-performing loans related to reserves for uncollected interest totaled $454,000 and $506,000 as of September 30, 2002, and September 30, 2001, respectively.

5. Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable consist of the following:

September 30,	2002	2001
	(in thousands)	
Investments	$ 1,514	$ 1,655
Loans receivable	1,257	1,059
Accrued dividends on FHLB stock	88	63
	$ 2,859	$ 2,777

6. Premises and Equipment

Premises and equipment consists of the following:

September 30,	2002	2001
	(in thousands)	
Furniture, fixtures and equipment	$ 4,485	$ 4,170
Leasehold improvements	4,223	2,723
Land	1,573	1,648
	10,281	8,541
Less: Allowances for depreciation and amortization	2,491	2,191
	$ 7,790	$ 6,350

7. Foreclosed Real Estate

There was no foreclosed real estate as of September 30, 2002 or 2001.

The cost of operations for foreclosed real consists of the following:

September 30,	2002	2001
	(in thousands)	
Income:		
Gain on sale	$ -	$ 45
Expense:		
Loss on sale	-	-
Provision for (recovery of) loss	-	-
Operating expenses	-	3
	-	3
Gain	$ -	$ 42

There was no activity in the allowance for losses on foreclosed real estate in fiscal 2002 or2001.

8. Deposits

Deposits are summarized as follows:

September 30, 2002

	Amount	Ranges of Contractual Interest Rates	%
		(in thousands)	
Savings accounts	$ 8,393	0.00 – 2.62%	3.0%
NOW/money market accounts	71,924	0.00 – 2.13%	25.5
Certificates of deposit	188,953	1.70 – 9.00%	67.0
Non-interest bearing demand deposits	12,607	0.00%	4.5
	$ 281,877		100.0%

September 30,2001

	Amount	Ranges of Contractual Interest Rates	%
		(in thousands)	
Savings accounts	$ 4,641	0.00 – 3.25%	2.0%
NOW/money market accounts	71,229	0.00 – 3.63%	31.0
Certificates of deposit	147,365	3.54 – 9.00%	64.1
Non-interest bearing demand deposits	6,747	0.00%	2.9
	$ 229,982		100.0%

Certificates of deposit as of September 30, 2002 mature as follows:

Years ending September 30,	
(in thousands)	
2003	$ 138,898
2004	27,619
2005	9,467
2006	2,486
2007	10,483
	$ 188,953

Interest expense on deposit accounts consists of the following:

Years ended September 30,	2002	2001
	(in thousands)	
NOW/money market accounts	$ 1,621	$ 2,744
Savings accounts	118	136
Certificates of deposit	6,569	8,749
	$ 8,308	$ 11,629

Deposits, including certificates of deposit, with balances in excess of $100,000 totaled $112.0 million and $52.2 million at September 30, 2002, and September 30, 2001, respectively.

9. Deferred Compensation Plan

On October 30, 1997, the Company adopted a deferred compensation plan. Under the deferred compensation plan, an employee may elect to participate by directing that all or part of his or her compensation be credited to a deferral account. The election must be made prior to the beginning of the calendar year. The deferral account bears interest at 6% per year. The amounts credited to the deferral account are payable in preferred stock or cash at the election of the Board of Directors on the date the Company announces a change in control or the date three years from the date the participant elects to participate in the deferred compensation plan. The liability associated with the plan was zero at September 30, 2002 and 2001, respectively.

10. Advances From Federal Home Loan Bank and Other Borrowings

The Bank has $80.1 million credit availability as of September 30, 2002 from the Federal Home Loan Bank of Atlanta (FHLB), which it uses to fund loans originated by Greater Atlantic Mortgage Corporation. Any advances in excess of $10 million are required to be collateralized with eligible securities. The credit availability is at the discretion of the FHLB.

The following table sets forth information regarding the Bank's borrowed funds:

At or for the years ended September 30,	2002	2001
	(dollars in thousands)	
FHLB advances:		
Average balance outstanding	$ 99,269	$ 60,784
Maximum amount outstanding at any month-end during the period	123,500	74,500
Balance outstanding at end of period	96,500	74,500
Weighted average interest rate during the period	3.10%	5.59%
Weighted average interest rate at end of period	3.12%	4.47%
Reverse repurchase agreements:		
Average balance outstanding	68,577	43,217
Maximum amount outstanding at any month-end during the period	95,577	53,279
Balance outstanding at end of period	91,011	43,323
Weighted average interest rate during the period	3.43%	5.14%
Weighted average interest rate at end of period	1.97%	3.32%

The Bank has pledged certain investments with carrying values of $96.1 million at September 30, 2002, to collateralize advances from the FHLB.

First mortgage loans in the amount of $80.5 million are available to be pledged as collateral for the advances at September 30, 2002.

11. Income Taxes

The company had no income tax provision in 2002 as its pretax income was offset by existing net operating losses. The Company had no provision for income taxes in 2001 due to the net loss for the year.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences:

Years ended September 30,	2002	2001
	(in thousands)	
Federal tax benefit	$ 325	$ (188)
State tax benefit	28	(21)
(Increase) decrease in benefit resulting from:		
Change in the valuation allowance	(359)	282
Permanent differences	6	25
Change in effective deferred tax rate	-	-
Other	-	(98)
Income tax benefit	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2002	2001
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 3,069	$ 3,605
Unrealized losses on derivatives	1,332	-
Allowance for loan losses	646	319
Loans held for sale	-	16
Core deposit intangible	65	67
Deferred loan fees	205	163
Other	196	67
Total deferred tax assets	5,513	4,237
Deferred tax liabilities		
FHLB stock dividends	39	39
Tax over book depreciation	286	150
Total deferred tax liabilities	325	189
Net deferred tax assets	5,188	4,048
Less: Valuation allowance	3,668	2,528
Total	$ 1,520	$ 1,520

Management has provided a valuation allowance for net deferred tax assets, as they are unable to determine the timing of the generation of future taxable income.

At September 30, 2002, the Company has net operating loss carryforwards for federal income tax purposes of approximately $8.1 million, which expire in the years 2006 to 2021. As a result of the change in ownership of the Bank, approximately $1.6 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At September 30, 2002, the Company had outstanding commitments to originate and purchase loans and undisbursed construction mortgages aggregating approximately $103.8 million. Fixed rate commitments are at market rates as of the commitment dates and generally expire within 60 days. In addition, the Company was contingently liable under unfunded lines of credit for approximately $78.3 million and standby letters of credit for approximately $385,000.

Effective October 1, 2002, the Company renewed the expiring employment agreement with the executive in charge of its mortgage subsidiary which calls for a base salary of $108,000 plus bonuses based on loan closings and net income levels. The term of this agreement is for two years and can be automatically extended. Effective November 1, 1997, the Company entered into a three year employment agreement with the President and Chief Executive Officer of the Bank. The agreement can be and was automatically extended for an additional year effective December 1, 2001. The agreement provides for a base salary of $165,400 per year.

Rental Commitments

The Company has entered into lease agreements for the rental of certain properties expiring on various dates through February 28, 2019. The future minimum rental commitments as of September 30, 2002, for all noncancellable lease agreements, are as follows:

Years ending September 30,	Rental Commitments
	(in thousands)
2003	$ 1,378
2004	1,386
2005	1,296
2006	1,095
2007	1,102
Thereafter	4,362
Total	$ 10,619

Net rent expense for the years ended September 30, 2002 and September 30, 2001 was $1.5 million and $1.3 million, respectively.

13. Regulatory Matters

Generally, annual dividends to shareholders are limited to the amount of current year net income, plus the total net income for the preceding two years, adjusted for any prior year distributions. Under certain circumstances, regulatory approval would be required before making a capital distribution. The Bank did not pay any cash dividends during the year ended September 30, 2002.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) created five categories of financial institutions based on the adequacy of their regulatory capital level: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under FDICIA, a well-capitalized financial institution is one with Tier 1 leverage capital of 5%, Tier 1 risk-based capital of 6% and total risk-based capital of 10%. At September 30, 2001 and September 30, 2000, the Bank was classified as a well capitalized financial institution.

As part of FDICIA, the minimum capital requirements that the Bank is subject to are as follows: 1) tangible capital equal to at least 1.5% of adjusted total assets, 2) core capital equal to at least 4% of adjusted total assets and 3) total risk-based capital equal to at least 8% of risk-based assets.

The following presents the Bank's capital position at September 30, 2002 and September 30, 2001:

At September 30, 2002	Required Balance	Required Percent	Actual Balance	Actual Percent	Surplus
			(in thousands)		
Tangible	$ 7,528	1.50%	$ 28,647	5.71%	$ 21,119
Core	$ 20,076	4.00%	$ 28,647	5.71%	$ 8,571
Risk-based	$ 17,959	8.00%	$ 30,346	13.52%	$ 12,387

At September 30, 2001	Required Balance	Required Percent	Actual Balance	Actual Percent	Surplus
			(in thousands)		
Tangible	$ 5,548	1.50%	$ 20,365	5.51%	$ 14,817
Core	$ 14,794	4.00%	$ 20,365	5.51%	$ 5,571
Risk-based	$ 14,910	8.00%	$ 21,175	11.36%	$ 6,265

The following is a reconciliation of the Bank's net worth as reported to the OTS on GAAP capital as presented in the accompanying financial statements.

September 30,	2002	2001
	(in thousands)	
GAAP capital	$ 27,684	$ 21,118
Unrealized losses on available for sale securities	2,247	531
Goodwill	(1,284)	(1,284)
Tangible capital	28,647	20,365
Adjustments	-	-
Core capital	28,647	20,365
Allowance for general loss reserves	1,699	810
Risk-based capital	$ 30,346	$ 21,175

Failure to meet any of the three capital requirements causes savings institutions to be subject to certain regulatory restrictions and limitations including a limit on asset growth, and the requirement to obtain regulatory approval before certain transactions or activities are entered into.

14. Stockholders' Equity

Effective November 14, 1998, the Company established the 1997 Stock Option and Warrant Plan (the "Plan"). The Plan reserves options for 76,667 shares to employees and warrants for 94,685 shares to stockholders. The Plan was amended effective March 14, 2000, to increase the number of options available for grant from 76,667 to 225,000 shares to employees and amended again effective March 15, 2002, to increase the number of options available for grant from 225,000 to 350,000 shares to employees and to limit its application to officers and employees. The stock options and warrants vest immediately upon issuance and carry a maximum term of 10 years. The exercise price for the stock options and warrants is the fair market value at grant date. As of September 30, 2002, 94,685 warrants were issued.

The following summary represents the activity under the Plan:

	Number of Shares	Exercise Price	Expiration Date
Balance outstanding at September 30, 2000	75,834		
Options granted	63,166	$ 4.00	12-14-2010
Balance outstanding at September 30, 2001	139,000		
Options granted	10,000	$ 5.31	12-14-2010
Options granted	46,000	$ 7.00	1-1-2012
Options exercised	(5,000)	$ 4.00	
Balance outstanding and exercisable at September 30, 2002	190,000		

A summary of the stock options outstanding and exercisable as of September 30, 2002 is as follows:

Options Outstanding			Options Exercisable		
Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.50	16,667	5.2	$7.50	16,667	$7.50
$8.38	41,667	6.2	$8.38	41,667	$8.38
$6.00	17,500	7.2	$6.00	17,500	$6.00
$4.00	58,166	8.2	$4.00	58,166	$4.00
$5.31	10,000	8.2	$5.31	10,000	$5.31
$7.00	26,000	9.4	$7.00	26,000	$7.00
$9.00	20,000	9.4	$9.00	20,000	$9.00

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but it continues to measure compensation cost for the stock options using the intrinsic value method prescribed by APB Opinion No. 25. For the years ended September 30, 2002 and 2001, the fair value of stock options has been estimated using the Black-Scholes option pricing model with the following assumptions: Risk free interest rates of 4.95% and 5.25% for the years ended September 30, 2002 and 2001, respectively, expected volatility of 45% and 61% for 2002 and 2001, respectively, dividend pay out rate of zero and an expected option life of seven and ten years, respectively. Using these assumptions, the average weighted fair value of the stock options granted are $3.10 and $1.59 for 2002 and 2001, respectively.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

If the Company had elected to recognize compensation cost based on the value at the grant dates with the method prescribed by SFAS 123, net income would have been changed to the pro forma amounts indicated below:

Years ended September 30,	2002		2001	
	Reported	Pro Forma	Reported	Pro Forma
	(dollars in thousands, except per share date)			
Net (loss) income	$ 930	$ 765	$(522)	$(622)
Basic and diluted earnings (loss) per share	$ 0.31	$ 0.26	$ (0.17)	$ (0.21)

15. Earnings Per Share of Common Stock

The Company reports earning per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires two presentations of earning per share – "basic" and "diluted." Basic earnings per share are computed by dividing income available to common stockholders (the numerator) for the period by the weighted average number of shares of common stock outstanding during the year (the denominator). The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The following table presents a reconciliation between the basic and diluted earnings per share for the year ended September 30, 2002. There was no difference in the net loss or weighted average outstanding shares for the year ended September 30, 2001:

Year ended September 30, 2002	Income	Shares	Per Share Amount
	(dollars in thousands, except per share data		
Basic earnings per share	$ 930	3,010,420	$ 0.31
Effect of conversion of preferred securities	211	685,715	
Effect of dilutive stock options	-	22,059	
Diluted	$ 1,141	3,718,194	$ 0.31

16. Related Party Transactions

The Bank offers loans to its officers, directors, employees and related parties of such persons. These loans are made in the ordinary course of business and, in the opinion of management, do not involve more than the normal risk of collectibility, or present other unfavorable features. Such loans are made on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The aggregate balance of loans to directors, officers and other related parties is $691,000 and $540,000 as of September 30, 2002 and September 30, 2001, respectively.

17. Market Value Disclosure of Financial Instruments

The fair value information for financial instruments, which is provided below, is based on the requirements of Financial Accounting Standard Board Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and does not represent the aggregate net fair value of the Bank.

Much of the information used to determine fair value is subjective and judgmental in nature; therefore, fair value estimates, especially for less marketable securities, may vary. The amounts actually realized or paid upon settlement or maturity could be significantly different.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

A. Cash and interest-bearing deposits - Fair value is estimated to be carrying value.

B. Investment securities - Fair value is estimated using quoted market prices or market estimates.

C. Loans receivable - For residential mortgage loans, fair value is estimated by discounting future cash flows using the current rate for similar loans.

D. Deposits - For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

E. Advances from the FHLB of Atlanta and reverse repurchase agreements - Fair value is estimated by discounting future cash flows at the currently offered rates for advances of similar remaining maturities.

F. Off-balance sheet instruments - The fair value of commitments is determined by discounting future cash flows using the current rate for similar loans. Commitments to extend credit for other types of loans and standby letters of credit were determined by discounting future cash flows using current rates.

The carrying value and estimated fair value of financial instruments is summarized as follows:

September 30,	2002		2001	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(in thousands)			
Assets:				
Cash and interest bearing deposits	$ 9,358	$ 9,358	$ 3,418	$ 3,418
Investment securities	209,359	208,932	170,417	169,951
Loans receivable	262,634	266,078	179,286	182,370
Liabilities:				
Deposits	281,877	284,979	229,982	232,706
Borrowings	187,511	191,515	117,823	119,075
Off-balance sheet instruments:				
Commitments to extend credit	-	1,245	-	1,275
Loans in process	-	-	-	-

18. Employee Benefit Plans

The Company operates a 401(k) Retirement Plan covering all full-time employees meeting the minimum age and service requirements. Contributions to the Retirement Plan are at the discretion of the Company. The Company made no contributions for the years ended September 30, 2002 and 2001.

19. Supplemental Cash Flow Information

Years ended September 30,	2002	2001
	(in thousands)	
Cash paid during period for interest on deposits and borrowings	$ 6,385	$ 3,344

20. Segment Reporting

The Company has two reportable segments, banking and mortgage banking. The Bank operates retail deposit branches throughout the greater Washington, D.C./Baltimore metropolitan area. The banking segment provides retail consumer and small businesses with deposit products such as demand, transaction, savings accounts and certificates of deposit and lending products, such as residential and commercial real estate, construction and development, consumer and commercial business loans. Further, the banking segment invests in residential real estate loans purchased from GAMC and others, and also invests in mortgage-backed and other securities. The mortgage banking segment activities, which are conducted principally through GAMC, include the origination of residential real estate loans either for the Bank's portfolio or for sale into the secondary market with servicing released.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on net interest income, noninterest income, and noninterest expense. The total of these three items is the reportable segment's net contribution.

The Company's reportable segments are strategic business units that offer different services in different geographic areas. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

Since the Company derives a significant portion of its revenue from interest income and interest expense, the segments are reported below using net interest income. Because the Company also evaluates performance based on noninterest income and noninterest expense, these measures of segment profit and loss are also presented.

For the Years Ended September 30,	Banking	Mortgage Banking	Total Reportable Segments	Intersegment Eliminations	Total Operating Earnings
Net interest income: (1)			*(in thousands)*		
2002	$ 6,773	$ 306	$ 7,079	$ -	$ 7,079
2001	$ 6,147	$ 174	$ 6,321	$ -	$ 6,321
Noninterest income:					
2002	$ 940	$ 8,814	$ 9,754	$ (64)	$ 9,690
2001	$ 922	$ 4,877	$ 5,799	$ (92)	$ 5,707
Noninterest expense:					
2002	$ 9,001	$ 6,902	$ 15,903	$ 64	$ 15,839
2001	$ 8,229	$ 4,413	$ 12,642	$ 92	$ 12,550
Net income:					
2002	$ (1,288)	$ 2,218	$ 930	$ -	$ 930
2001	$ (1,160)	$ 638	$ (522)	$ -	$ (522)
Segment assets:					
2002	$509,904	$ 15,686	$525,590	$(22,912)	$502,678
2001	$370,731	$ 16,291	$387,022	$(16,418)	$370,604

(1) Segment net interest income reflects income after provision for loan losses.

21. Guaranteed Convertible Preferred Securities of Subsidiary Trust

On March 20, 2002, Greater Atlantic Capital Trust I (the, "Trust"), a Delaware statutory business trust and a wholly owned Trust subsidiary of the Company issued $9.6 million aggregate liquidation amount (963,038 shares) of 6.50% cumulative preferred securities maturing on December 31, 2031, with an option to call on or after December 31, 2003. Conversion of the preferred securities into the Company's common stock may occur at any time on or after 60 days after the closing of the offering. The Company may redeem the preferred securities, in whole or in part, at any time on or after December 31, 2003. Distributions on the preferred securities are payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning on June 30, 2002. The Trust also issued 29,762 common securities to the Company for $297,620. The Company purchased all the shares of the common stock. The proceeds from the sale of the preferred securities and the proceeds from the sale of the trust's common securities were utilized to purchase from the Company junior subordinated debt securities of $9,928,000 bearing interest of 6.50% and maturing December 31, 2031. All intercompany interest and equity were eliminated in consolidation.

The Trust was formed for the sole purpose of investing the proceeds from the sale of the convertible preferred securities in the corresponding convertible debentures. The Company has fully and unconditionally guaranteed the preferred securities along with all obligations of the trust related thereto. The sale of the preferred securities yielded $9.3 million after deducting offering expenses. The Company currently intends to retain approximately $1.3 million of the proceeds for general corporate purposes, investing the retained funds in short-term investments. The remaining $8.0 million of the proceeds was invested in Greater Atlantic Bank to increase its capital position. Initially, these funds will be invested in investment securities. Subsequently, such proceeds may be used to fund new loans.

22. Derivative Financial Instruments

Beginning in fiscal 2002, the Bank utilized derivative financial instruments to hedge its interest rate risk. Beginning in 2002, the Bank adopted statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Bank bases the estimated fair values of these agreements on the cost of interest-rate exchange agreements with similar terms at available market prices, excluding accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgements regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgements often have a material effect on the fair value estimates. Since those estimates are made as of a specific time, they are susceptible to material near term changes.

The Bank entered into various interest-rate swaps that total $50 million in notional principal. The swaps pay a fixed rate with the Bank receiving payments based upon one-to three-month floating rate LIBOR. The capped range is between 3.95% - 4.53%, and expires between 2 and 3 years. The Bank also entered into various interest rate caps that total $24 million in notional principal with terms between four and ten years that limit the float between a floor of 2.00%, and capped between 5.00% - 8.00%. The Bank accounts for these derivatives as cash flow hedges, under the guidelines of SFAS 133, whereby the fair value of these contracts are reflected in other assets with the offset recorded as accumulated other comprehensive income. At September 30, 2002, the fair value of those contracts was a loss of $2.5 million.

Total by class type of interest rate exchange agreements	Notional Amount	Monthly Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(in thousands)		
Interest rate swaps:					
Bank pays fixed, receives variable	$ 50,000	$ 108	$ -	$ 2,402	$ 2,402
Interest rate caps:					
Interest rate caps purchased	24,000	14	121	229	108
Total	$ 74,000	$ 122	$ 121	$ 2,631	$ 2,510

23. Recent Accounting Standards

In June of 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* This Statement amends SFAS No. 19, *"Financial Accounting and Reporting by Oil and Gas Producing Companies."* SFAS No. 143 applies to all entities and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. All asset retirement obligations that fall within the scope of this Statement and their related asset retirement costs will be accounted for consistently, resulting in comparability among financial statements of different entities. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Greater Atlantic Bank will adopt SFAS No. 143 on October 1, 2002. The adoption of this statement is not expected to have a material impact on Greater Atlantic Bank's financial position or results of operations.

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* was issued during the third quarter of 2001. SFAS No. 144 supercedes both SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,"* which previously governed impairment of long-lived assets, and the portions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. This Statement improves financial reporting by requiring one accounting model be used for long-lived assets to be disposed of by sale and by broadening the presentation of discontinued operations to include more disposal transactions. Greater Atlantic Bank will adopt SFAS No. 144 effective October 1, 2002. Management does not anticipate it having a material impact on Greater Atlantic Bank's financial position or results of operations.

In May of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." This statement rescinds Statements No. 4 and 64, *"Reporting Gains and Losses from Extinguishment of Debt"* and *"Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,"* respectively, and restricts the classification of early extinguishment of debt as an extraordinary item to the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement also rescinds Statement No. 44, "Accounting for Intangible Assets of Motor Carriers," which is no longer necessary because the transition to the provisions of the Motor Carrier Act of 1980 is complete. The Statement also amends Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Finally, the statement makes various technical corrections to existing pronouncements which are not considered substantive.

The provisions of this Statement relating to the rescission of Statement No. 4 and 64 are effective for fiscal years beginning after May 15, 2002. The provisions relating to amendments of Statement No. 13 are effective for transactions initiated after May 15, 2002, and all other provisions are effective for financial statements issued after May 15, 2002. Additionally, there is retroactive application for any gain or loss on extinguishment of debt that was classified as extraordinary in a prior period that does not meet the criteria in Opinion No. 30, requiring reclassification of this gain or loss. With the exception of the rescission of Statement No. 4 and 64, Greater Atlantic Bank adopted the provisions of this Statement, and it did not have a material impact on its financial position or results of operations. The provisions relating to the rescission of Statement No. 4 and 64, which will eliminate the extraordinary treatment of extinguishment of debt, will be adopted October 1, 2002. Greater Atlantic Bank does not expect the remaining provisions of this Statement to have a material impact on its financial position or results of operations.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This Statement nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the Board acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Greater Atlantic Bank will adopt the provisions of this Statement effective January 1, 2003. Management does not anticipate that the implementation of this Statement will have a material impact on the Company's financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institution." This statement amended SFAS No. 72 and 144 to provide interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of SFAS No. 72 and FASB Interpretation No. 9. This Statement amends SFAS No. 144 to include in its scope long-term customer – relationship intangible assets such as core deposit intangibles. Accordingly, these intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. This Statement is effective for acquisitions consummated on or after October 1, 2002. Greater Atlantic Bank believes that adoption of this Statement will have no impact on its financial position or results of operations.

24. Parent Company – Only Financial Statements

Parent Company – Only Condensed Statements of Financial Condition

September 30,	2002	2001
	(in thousands)	
Assets		
Cash and cash equivalents	$ 1,327	$ 68
Loans receivable	125	-
Investment in subsidiary	31,299	21,649
Prepaid expenses and other assets	21	14
Total assets	$ 32,772	$ 21,731
Liabilities and stockholders' equity		
Accrued interest payable on subordinated debt	$ 161	$ -
Other liabilities	21	19
Total liabilities	182	19
Subordinated debt	9,928	-
Stockholders' equity		
Common stock	30	30
Additional paid-in capital	25,152	25,132
Retained earnings	(2,520)	(3,450)
Total stockholders' equity	22,662	21,712
Total liabilities and stockholders' equity	$ 32,772	$ 21,731

Parent Company – Only Condensed Statements of Operations

September 30,	2002	2001
	(in thousands)	
Interest income	$ 18	$ 23
Other income	-	-
Total interest income	18	23
Interest expense	341	-
Total interest expense	341	-
Net interest income	(323)	23
Noninterest income		
Gain (loss) on sale of investment securities	-	(98)
Other operating income	10	-
Total noninterest income	10	(98)
Noninterest expense		
Other operating expense	109	116
Total noninterest expense	109	116
Loss before income from subsidiaries	(422)	(191)
Equity in income (loss) from subsidiaries	1,352	(331)
Net income (loss)	$ 930	$ (522)

Parent Company – Only Condensed Statements of Cash Flows

September 30,	2002	2001
	(in thousands)	
Cash flows from operating activities:		
Net income (loss)	$ 930	$ (522)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
(Income) loss from subsidiaries	(1,352)	331
Increase in assets	(6)	-
Increase in other liabilities	162	22
Net cash used in operating activities	(266)	(169)
Cash flows from investing activities:		
Loan originations in excess of repayments	(125)	53
Proceeds from sale of investment securities	-	363
Proceeds from repayments of investment securities	-	-
Investment in subsidiary	(8,298)	(225)
Net cash used in investing activities	(8,423)	191
Cash flows from financing activities:		
Issuance of common shares	-	-
Capital contributions	20	-
Stock options exercised	9,928	-
Net cash provided by financing activities	9,948	-
Net increase in cash and cash equivalents	1,259	22
Cash and cash equivalents at beginning of period	68	46
Cash and cash equivalents at end of period	$ 1,327	$ 68

Greater Atlantic Financial Corp.
Directors and Officers

BOARD OF DIRECTORS
Charles W. Calomiris
Chairman of the Board
Carroll E. Amos
President and Chief Executive Officer
Paul J. Cinquegrana
Principal, Washington Securities Corporation
Jeffrey M. Gitelman
Owner of Jeffrey M. Gitelman, D.D.S., P.C.
Jeffrey W. Ochsman
Partner, Friedlander, Misler, Friedlander, Sloan and Herz, PLLC
James B. Vito
Chairman of the Board of James Vito, Inc.

Greater Atlantic Financial Corp.
OFFICERS
Carroll E. Amos
President and Chief Executive Officer
David E. Ritter
Chief Financial Officer
Laurel L. Mitchell
Corporate Secretary

Greater Atlantic Bank
OFFICERS
Carroll E. Amos
President and Chief Executive Officer
Edward C. Allen
Senior Vice President and Chief Operations Officer
David E. Ritter
Senior Vice President and Chief Financial Officer
Laurel L. Mitchell
Corporate Secretary
Jeremiah D. Behan
Senior Vice President, Residential Lending
Justin R. Golden
Senior Vice President, Consumer Lending
Gary L. Hobert
Senior Vice President, Commercial Business Lending
Patsy J. Mays
Senior Vice President, Retail Banking
Robert W. Neff
Senior Vice President, Commercial Real Estate
Howard P. Bowdring, Jr.
Vice President, Controller
Virginia M. Carter
Vice President, Information Services
Elizabeth K. Gardiner
Vice President, Loan Administration
Audrey S. Guy
Vice President, Operations
Lisa M. Thomas
Vice President, Sales and Marketing

Greater Atlantic Mortgage Corp.
Mark T. Stamm
President and Chief Executive Officer

PRODUCTS & SERVICES

Personal Accounts

- No Cost Checking
- Interest Checking
- Premier Checking
- Money Market Savings Account
- Premier Money Fund
- Certificates of Deposit
- 24 Hour ATM Access
- Savings Accounts
- Individual Retirement Accounts (IRAs)
- Visa Check Cards
- Credit Cards
- Safe Deposit Boxes (in selected branches)
- 24 Hour Access Line
- On Line Banking
- Bill Payment
- Overdraft Credit Protection

Business Accounts

- Small Business Checking
- Business Analysis Account
- Business Interest Checking
- Business Savings
- Business Credit Cards
- Money Market Investment Account
- Escrow Management Account
- Merchant Services
- Commercial Investment
- Zero Balance Checking
- Night Depository
- Lock Box Services
- Cash Management
- ACH Origination
- Courier Service

Consumer Loans

- Personal Lines of Credit
- Home Equity Lines
- Home Equity Loans
- Home Improvement Loans
- Personal Loans
- Automobile Loans

Small Business Loans

- Revolving Lines of Credit
- Equipment Financing
- Loans for Permanent Working Capital
- SBA Lending

Mortgage Lending

- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- First Time Home Buyer Loans
- FHA, VA Loans and VHDA
- No Documentation Loans
- Jumbo Loans

Commercial Real Estate Loans

- Acquisition / Development Loans
- Construction Loans, Permanent Loans and Combination Construction/Permanent Loans
- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- Flexible Amortization Periods on Adjustable and Balloon Loans

Construction Loans

- Individuals
- Builders
- Project Developers

Bank Locations

Virginia

Administrative Office
10700 Parkridge Boulevard
Reston, VA 20191
(703) 391-1300

Branch Offices
250 N. Glebe Road
Arlington, VA 22203
(703) 276-2600
Peter Ford
Assistant Vice President, Branch Manager

1 South Royal Avenue
Front Royal, VA 22630
(540) 631-1185
Stewart M. Brown, Jr.
Assistant Vice President, Branch Manager

9484 Congress Street
New Market, VA 22844
(540) 740-3898
Sandra C. Turner
Assistant Vice President, Branch Manager

43086 Peacock Market Plaza
South Riding, VA 20152
(703) 327-1700
Elizabeth L. Davila
Assistant Vice President, Branch Manager

46901 Cedar Lakes Plaza
Sterling, VA 20164
(703) 421-6900
Dolores M. Zimmerman
Assistant Vice President, Branch Manager

2147 Valley Avenue
Winchester VA 22601
(540) 662-6900
David T. Testa
Assistant Vice President, Branch Manager

Maryland

11834 Rockville Pike
Rockville, MD 20852
(301) 881-1900
Napoleon D. Valeriano II
Assistant Vice President, Branch Manager

8070 Ritchie Highway
Pasadena, MD 21122
(410) 768-5300
Patricia E. Gallagher
Assistant Vice President, Branch Manager

District of Columbia

1025 Connecticut Avenue, N.W.
1st Floor
Washington, D.C. 20036
(202) 296-5588
Karmen Mangasarian
Assistant Vice President, Branch Manager

Subsidiary

Greater Atlantic Mortgage Corp.
8230 Old Courthouse Road
Vienna, VA 22182
(703) 917-8300

Other Information

Internet WEB Address
www.gab.com

Corporate Headquarters

10700 Parkridge Boulevard, Suite P50
Reston, VA 20191

Greater Atlantic Financial Corp.'s periodic reports, including the Company's form 10-KSB filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request those publications, or if you have questions about Greater Atlantic Financial Corp., you are invited to contact:

David E. Ritter
Greater Atlantic Financial Corp.
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191
(703) 390-0344

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
Communications concerning changes of address, lost certificate and transfer requests should be directed to the transfer agent.

General Counsel
George W. Murphy, Jr., Esq.
Muldoon Murphy and Faucette, LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Independent Auditors
BDO Seidman, LLP
7101 Wisconsin Avenue, Suite 900
Bethesda, MD 20814

Stock Data
The common stock of Greater Atlantic Financial Corp. commenced trading on NASDAQ's National Market under the symbol "GAFC" on June 25, 1999. At September 30, 2002 the company had approximately 457 stockholders of record and 3,012,434 outstanding shares of common stock. The Company's common stock had a closing price of $6.05 per share at September 30, 2002. During the year ended September 30, 2002, the stock traded at a high price of $6.70 and a low price of $5.10. The Company has not paid a dividend on its common stock.

Annual Meeting
The annual meeting of stockholders of Greater Atlantic Financial Corp. will be held on Wednesday, April 9, 2003, at 10:00 a.m. at the Holiday Inn Tysons Corner, 1960 Chain Bridge Road, McLean, Virginia 22102.

Greater Atlantic
Financial Corp.
10700 Parkridge Boulevard
Reston, Virginia 20191